Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities

Act of 1933

Subject Company:

NRG Energy, Inc.

(Commission File No. 1-15891)

Safe Harbor Statement

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This filing relates to a transaction with NRG proposed by Exelon, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Exelon Corporation intends to file with the SEC regarding the proposed transaction or for any other document which Exelon may file with the SEC and send to Exelon or NRG stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF EXELON AND NRG ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Exelon through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to the Exelon Investor Relations Department, Exelon Corporation, 10 South Dearborn, Chicago, Illinois 60603.

Exelon and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 7, 2008, and its proxy statement for its 2008 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2008. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the proposed transaction.

This filing includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (2) Exelon’s Second Quarter 2008

Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; (3) Exelon’s Third Quarter 2008 Quarterly Report on Form 10-Q (to be filed on October 24, 2008) in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (4) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this filing. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this filing.

* * * * *

Exelon scheduled a conference call for 11:00 AM ET (10:00 AM CT) on October 20, 2008 to discuss this announcement and the proposed transaction. The call-in number in the U.S. and Canada is 800-690-3108, and the international call-in number is 973-935-8753. If requested, the conference ID number is 70034152. Media representatives are invited to participate on a listen-only basis. The conference call will be web-cast. Accompanying slides and the conference call Webcast will be available on Exelon’s Web site: www.exeloncorp.com. (Please select the Investor Relations page.) The Webcast and conference call transcript will be archived on Exelon’s Web site: www.exeloncorp.com. (Please select the Investor Relations page.) The conference call transcript follows.

* * * * *

Event ID: 2001639

Culture: en-US

Event Name: Exelon Corporation Offer to Acquire NRG Energy, Inc. Conference Call

Event Date: 2008-10-20T15:00:00 UTC

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Notes:

Converted From Text Transcript

Event ID: 2001639

Culture: en-US

Event Name: Exelon Corporation Offer to Acquire NRG Energy, Inc. Conference Call

Event Date: 2008-10-20T15:00:00 UTC

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Notes:

Converted From Text Transcript

2001639

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P: Operator;;

C: Chaka Patterson; Exelon Corporation; VP of IR

C: John Rowe; Exelon Corporation; Chairman and CEO

C: Chris Crane; Exelon Corporation; President and COO

C: Ian McLean; Exelon Corporation; EVP—Finance and Markets

P: John Kiani; Deutsche Bank; Analyst

C: Matt Hilzinger; Exelon Corporation; SVP and CFO

P: Hugh Wynne; Sanford Bernstein; Analyst

P: Jonathan Arnold; Merrill Lynch; Analyst

P: Greg Gordon; Citi; Analyst

P: Dan Eggers; Credit Suisse; Analyst

P: Paul Fremont; Jefferies; Analyst

P: Leslie Rich; Columbia Management; Analyst

P: Vic Khaitan; Deutsche Asset Management; Analyst

P: Mike Lapides; Goldman Sachs; Analyst

P: Paul Ridzon; KeyBanc Capital; Analyst

P: Brett McClanning; Fidelity Investments; Analyst

P: Karen Choi; Capital Research;

P: Maura Shaughnessy; MFS Investment Management; Analyst

P: Steve Fleishman; Catapult Capital; Analyst

P: Zack Schreiber; Duquesne; Analyst

P: Chris Taylor; Evergreen Investments; Analyst

P: Ashar Khan; SAC Capital; Analyst

******************************************************

P: Operator;;

C: Chaka Patterson; Exelon Corporation; VP of IR

C: John Rowe; Exelon Corporation; Chairman and CEO

C: Chris Crane; Exelon Corporation; President and COO

C: Ian McLean; Exelon Corporation; EVP—Finance and Markets

P: John Kiani; Deutsche Bank; Analyst

C: Matt Hilzinger; Exelon Corporation; SVP and CFO

P: Hugh Wynne; Sanford Bernstein; Analyst

P: Jonathan Arnold; Merrill Lynch; Analyst

P: Greg Gordon; Citi; Analyst

P: Dan Eggers; Credit Suisse; Analyst

P: Paul Fremont; Jefferies; Analyst

P: Leslie Rich; Columbia Management; Analyst

P: Vic Khaitan; Deutsche Asset Management; Analyst

P: Mike Lapides; Goldman Sachs; Analyst

P: Paul Ridzon; KeyBanc Capital; Analyst

P: Brett McClanning; Fidelity Investments; Analyst

P: Karen Choi; Capital Research;

P: Maura Shaughnessy; MFS Investment Management; Analyst

P: Steve Fleishman; Catapult Capital; Analyst

P: Zack Schreiber; Duquesne; Analyst

P: Chris Taylor; Evergreen Investments; Analyst

P: Ashar Khan; SAC Capital; Analyst

+++ presentation

Operator: Good morning. My name is Elsa and I will be your conference operator today. At this time, I would like to welcome everyone to the Exelon Corporation conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period. (Operator Instructions). Thank you. It is now my pleasure to turn the floor over to your host, Mr. Chaka Patterson, Vice President of Investor Relations. Please go ahead.

Chaka Patterson: Thank you, operator. Good morning. Welcome to the Exelon conference call to discuss our proposed transaction with NRG.

Today’s call will only focus on the proposed transaction. We will not be discussing third-quarter earnings. Our third-quarter earnings call is scheduled for Friday, October 24, at 10 AM Central, 11 Eastern. We’ve scheduled one hour for this call. We will begin with remarks from senior management and then the balance of the call will be reserved for questions and answers. Also, we have prepared slides, which you can find on the Exelon website.

With that, I’ll turn it over to our Chairman and Chief Executive Officer, John Rowe.

John Rowe: Thank you, Chaka. Good morning, everyone. This morning, Chris Crane, our President and Chief Operating Officer and Ian McLean, our Executive Vice President of Finance and Markets, will be sharing the opening comments with me.

We also have in the room Bill Von Hoene, Executive Vice President and General Counsel; Matt Hilzinger, our CFO; Ruth Ann Gillis, Executive Vice President; Andy Zopp, Executive Vice President; and a larger cast, but those are the people you might actually hear from today.

As you know, last night, Exelon submitted a proposal to acquire all of NRG’s outstanding common stock. We have, as we always promise to be, been, as disciplined as we know how to be in searching the marketplaces for opportunities. We believe NRG is the right deal at the right time.

We have proposed to acquire all of NRG’s outstanding common stock in an all stock transaction with a fixed exchange rate ratio of 0.485 Exelon shares for each NRG share. Based on Friday night’s closing prices, this represents a value of approximately $26.43 for each NRG common share, or a 37% premium to the October 17 closing price for NRG shares.

We believe this transaction is compelling for both companies’ shareholders, but let me start with my own. To begin with scale, this company combined would be the largest power company in the nation in terms of assets, market capitalization, enterprise value, and generation capacity. And there is simply no doubt that scale is important in turbulent times and it’s important as the costs of growth continue to rise.

Based again on Friday night’s close, the combined enterprise value of Exelon and NRG would be approximately $60 billion and the market capitalization just over $40 billion. The combined assets of Exelon and NRG as reported at the end of the second quarter were approximately $73.5 billion.

Exelon shareholders will benefit not only from scale, but from greater geographic diversity and the opportunity for continued efficiency and productivity improvements. As you all remember, we were able to do a lot more after the ComEd/PECO merger than we anticipated.

But let me be very clear, this combination is also compelling on the basic numbers. The analysis we have been able to do is use public information. It is, of course, subject to purchase accounting and other adjustments that may result from a due diligence investigation. But our analysis indicates that this transaction will be accretive to earnings in the first full calendar year of operations. And while the earnings accretion goes up and down from year to year in our models, earnings accretion ranges from breakeven to plus 5% per year as we go forward.

Longer-term models show that the transaction will be even more beneficial on a value-added basis. We estimate value adds to our shareholders of between $1 billion and $3 billion, using a variety of scenarios, including different commodity market expectations. And it is more than that under some scenarios.

And fourth, we estimate that we can increase Exelon’s levered free cash flows by approximately 20% on an annual basis over our five-year planning horizon.

While these estimates must be preliminary, they do give you a directional sense of the earnings, cash flow and value add accretions that this transaction provide.

I would now like Chris Crane to address what we know about these assets, why we believe they are the right assets for Exelon, and why we believe this transaction enhances our growth opportunities.

Chris Crane: Thank you, John. As John said, the combination would develop a robust fleet of generating assets. It would give us the largest merchant fleet in the country at approximately 47,000 MW. Also adding capacity at NRG’s South Texas Project to our portfolio would increase our Exelon world-class nuclear fleet by 1200 MW for a total of approximately 18000 MW of nuclear generation.

We would also realize efficiencies of scale in our generation business, and Exelon can bring its industry-leading management model to bear on these assets, driving operational efficiencies and industry-leading capacity factors through the combined fleet. The combined company would have a greater geographical and fuel diversity than either company has today in total.

It would have a meaningful presence in four major regions, PJM, ERCOT, Northeast, and the West. And Exelon’s primary nuclear portfolio will be complemented by NRG’s fleet of gas, 46%; coal at 33%; and oil at 16%; and reducing our exposure to volatility in the markets of these fuels.

The combination would also provide substantial growth potential. Over the long run, the combined company’s increased assets, enterprise value, and market capitalization would make large-scale single asset projects more feasible.

And NRG provides an opportunity for organic growth within its generation development organization and its experience in establishing new nuclear platforms, including the brownfield site at the STP project. With that, John, I’ll turn it back to you.

John Rowe: Thank you, Chris. To those of you who are shareholders of NRG, this is a transaction that provides you a very substantial immediate premium and significant value beyond that. Ian McLean is going to walk you through what Exelon brings to the table for the shareholders of NRG.

Ian McLean: Firstly, of course, there’s a 37% premium to Friday’s closing price. Secondly, the combined company offers growth opportunities that NRG would not be able to execute on its own. Exelon currently offers one of the strongest balance sheets in the industry and a high quality set of credit metrics. This strength is at a premium today with the worst credit markets we’ve seen in decades. We would expect the combination to reduce the leverage associated with NRG’s current business and greatly enhance its credit rating. The strength and balance sheet would create a superior trade book that would allow the combined company to maximize savings.

In terms of Exelon’s balance sheet, we remain committed to investment-grade ratings, but in the near term, we do recognize that our current ratings may be affected. We are committed to restoring the credit ratings of the combined company through Exelon’s current strong investment-grade ratings.

NRG will also benefit from power team’s premier risk management practices that have served us well and have shown to be a true competitive advantage during these times. And now back to you, John.

John Rowe: Thank you, Ian. In addition to the benefits that Ian laid out, Exelon also brings to both NRG and to its own shareholders additional value in a carbon constrained world.

I firmly believe that climate change legislation is coming and the value of Exelon’s low emissions nuclear fleet clearly stands to benefit. In July, we launched Exelon 2020, a low carbon roadmap in which we committed to reduce, displace, or offset 15 million metric tons of carbon annually by 2020. We have no intention of backing down on our commitment to a low carbon operation. NRG represents the next phase in Exelon’s efforts, taking on the coal challenge.

We respect the work that David Crane of NRG has already undertaken to develop a lower carbon footprint for NRG. Over the next few weeks, we will be working on a plan to build on these initiatives and develop our own carbon plan for NRG.

Now, for the path forward. We at Exelon are all too familiar with how difficult it is to execute an M&A transaction in this industry. We have tried to learn both from our past successes and our past mistakes. Exelon and NRG have complementary geographic footprints with the overlapping portfolios limited to ERCOT and PJM East. We have already engaged Charles River Associates and they have assessed the relatively small overlap that exists.

We believe any market power concerns can be addressed through the divestiture of up to about 3000 MW of assets in selected areas. We anticipate that we will be required to obtain state approvals principally in Texas, New York, Pennsylvania and California. Because this is not an integrated utility with a local distribution company, we would anticipate a more timely and predictable approval process than we would have experienced in the other case.

As we look forward, we hope to work with NRG’s management, investors and board as they consider this attractive combination. We believe our offer is compelling for both sets of shareholders, and we have tried to provide you more detailed information in the accompanying slides. We will be speaking with many of you over the next few weeks and look forward to discussing the value of this transaction in more detail as we go forward. Now, we will answer your questions to the best of our ability.

Chaka Patterson: Operator, we’re ready for questions, and you could remind each questioner that because of the call volume, that you limit each person to one question, please.

+++ q-and-a

Operator: (Operator Instructions). John Kiani, Deutsche Bank.

John Kiani: Good morning. My questions are around the refinancing of the NRG puttable bonds. What type of refinancing backstop do you have in place for the NRG debt, considering the current credit market environments? And then more importantly, what type of newer interest rate are you assuming on that substantial amount of debt that would need to be refinanced?

John Rowe: We have been working over the past few days to secure commitments for such loans. We do not yet have those commitments in place, but at least four major commercial banks are working diligently with us on an effort to put those commitments together, and we are very optimistic that we will have those in place over the next few days. And with that, Matt or Ian, would you like to comment on what the interest rate expectations might be?

Matt Hilzinger: Yes, let me just also say, John, that we have retained Barclays and UBS as our investment advisers on this, and they’ve been extraordinarily helpful as we have looked at our alternatives.

Right now, clearly, when you take a look at the debt markets, it’s a different world now than it was six, eight weeks ago. And it would be our anticipation that you’ve got to take a look at some type of LIBOR spread plus CDS out there in order to get an indication. And then I think you also need to take a look at what our expected credit ratings may be as well. But I think overall, we would anticipate something if we had to do it now, double-digit. Exactly where that would be when we ultimately close and refinance the deal will be determined by those particular market conditions.

John Kiani: So then, are you assuming that at least initially, the pro forma credit rating and profile may not—maybe non investment-grade?

Matt Hilzinger: No, we think it’s going to remain investment-grade. I think if you take a look at the pure metrics FFO to debt cash flow, there’s a slight deterioration from where we are, but it would be our anticipation that we would stay investment-grade. Obviously, we can’t predict what the rating agencies are going to do, but we feel comfortable that we’re going to stay at investment-grade. And we are committed, if there is a drop in our credit rating, to move us back to where we are right now. That is an unequivocal commitment that we have to do.

John Kiani: To what is your ability to use purchase accounting to write down the value of NRG’s assets to decrease their depreciation burden? I mean, obviously, free cash flow, free cash flow yield is really where the value lies in a transaction like this, as John mentioned. But from an earnings perspective, since the market does focus on EPS and PE as well, what’s your ability to write down the value of NRG assets to decrease their depreciation and create an earnings profile from that company that is much more in line with the cash flow that they generate?

John Rowe: We can’t do the purchase accounting adjustments yet. And the way the purchase accounting rules are changing, I’m not sure one knows that before the exact time you close. Our early estimates are that the purchase accounting adjustments are relatively low here in terms of their impact on potential income appreciation, but we haven’t been able to put a hard number on that yet. And frankly, I don’t think it’s possible at this stage.

Matt Hilzinger: And John, let me just add that those assets will be recorded at their fair value, right? So you have to determine what their fair value is you have under any kind of purchase accounting situation. And we will go through and do that work as we approach our final closing.

Chaka Patterson: Next question, please.

John Kiani: Thank you.

Operator: Hugh Wynne, Sanford Bernstein.

Hugh Wynne: You all are taking a fairly radical step here in the sense of diluting your brand or diluting your strategic advantage in many investors’ eyes, which had to do with your positive sensitivity to CO2 regulation, the positive sensitivity which your nuclear fleet had to the rising cost of fossil fuels, whether gas or coal.

I assume, therefore, that there’s a very compelling valuation case for the acquisition. And I was wondering if you could elaborate on that, and particularly the discrepancy between your outlook for earnings per share, where you say the accretion is very limited, to the outlook for cash flow, where you see significant potential upside.

John Rowe: Sure, Hugh. We appreciate all the work that you have done on the value of our low carbon position. As you know, it’s a position that we share with you. But we have tried to model under an array of different assumptions, including several different sets of times and values for the implicit carbon penalty that may come from climate regulation. As you know, I believe definitively there will be such regulation, that it will impose a cost on coal, and we included that in our analysis. The value added range that I gave you, $1 billion to $3 billion, in a few cases more, includes that analysis.

Chaka Patterson: Next question, please.

Operator: Jonathan Arnold, Merrill Lynch.

Jonathan Arnold: Good morning. I’d just like to clarify first the comments you made about potentially double-digit financing costs. I assume those are embedded in the statements you’ve made around earnings.

John Rowe: They are indeed.

Jonathan Arnold: Was that a yes to that?

John Rowe: That was a yes.

Jonathan Arnold: Thank you. And then the second thing is, what have you assumed around operating synergies? And to what extent are those numbers also embedded in your accretion statement? Any sort of preliminary work you’ve done on that front?

John Rowe: Chris, will you pick that one up?

Chris Crane: Yes, we have a range of synergies. I think we’re looking for our advisers to confirm the opinion, but we feel that they are robust and they also provide the supporting emphasis we need on the deal.

Jonathan Arnold: Could you give a little more color as to scope and which are the main areas you would expect to see those coming out of?

Chris Crane: Well, you would get your G&A; that those are obvious. There’s duplication in some overhead. There’s some production increases. There’s leveraging in purchasing. There’s all the typical. But to give you a target at this point would be premature until we have—everybody has full buy in.

Jonathan Arnold: Thank you.

Operator: Greg Gordon, Citi.

Greg Gordon: Thanks. Would it be fair to presume that the majority of the assets that have been preliminarily identified as being most likely up for sale are in PJM?

John Rowe: Some are in PJM. Some may be in ERCOT. Those are the two areas where there is some overlap. And as we indicated, we think it’s somewhere around 3,000 MW divided between those two regions.

In California and New York, New England, we do not have a significant number of assets, so we don’t see much of any issue there. And we believe we can structure this so we can keep the assets where the great bulk of the value lies.

Greg Gordon: Thank you.

Chaka Patterson: Next question, please.

Operator: Dan Eggers, Credit Suisse.

Dan Eggers: The idea of the unsolicited offer is a bit of a surprise. Can you walk through a little bit of thought process between your meeting with the NRG management team and getting to the point of making the offer and just kind of what expectations you have of them for a response (multiple speakers)?

John Rowe: Well, I will do my best, but they will act for themselves and speak for themselves, and I won’t presume to put any words in their mouths.

We had one phone call, one meeting. It was very professional, very cordial, but in view of the general state of the turbulence of the markets, we were not close enough to negotiate an agreement at this time. After those meetings, as we assessed our situation, we felt we had a very attractive proposition to make, and we thought the only way to elicit discussions in a range that we felt was reasonable and sensible for our shareholders was to get a relatively firm offer on the table. That we have done.

We hope this turns out to be friendly rather than hostile, but we are committed to pursuing this offer and we shall do so.

Chaka Patterson: Next question, please.

Operator: Paul Fremont, Jefferies.

Paul Fremont: Thank you. Just a couple of specifics on the preferred stock. Can you tell us — do you have to buy the preferred stock out at par? Or is there a premium there? And on the change in control provision for debt, how much debt are we talking about? And then would there be additional debt that might be covered under either cross acceleration or cross default?

Matt Hilzinger: Yes, this is Matt Hilzinger. With respect to the preferred stockholders, we will take appropriate actions to address their concerns.

With respect to the debt, there’s about—we’re planning for $8 billion of debt that is either puttable back to us, or would come back and have to be refinanced through change in control. And—

Paul Fremont: Thank you.

Matt Hilzinger: Okay.

Chaka Patterson: Next question, please.

Operator: Leslie Rich, Columbia Management.

Leslie Rich: My question has actually been answered. Thanks.

Operator: Vic Khaitan, Deutsche Asset Management.

Vic Khaitan: Yes, thank you. Paying with such a poor currency price right now, doesn’t that give you some additional dilution in terms of your valuation? And then you talk about four or five states need approval, so this could take a year or two to get this thing done.

John Rowe: Well, certainly we can’t put a timeline on approvals. We’ve proven that before, but we will hang in there and get it done. This should be a lot easier because it isn’t a regulated company, so let me state that one first. As to the first part of your question, yes, our stock has suffered in this market chaos. NRG’s stock has suffered more.

The upshot is, we were able to do this with a very substantial premium in our proposal over current values without negatively affecting the potential value add for us.

Chaka Patterson: Next question. Vic, did you have something else?

Vic Khaitan: Yes. Well, the only thing is that this valuation discrepancy perhaps doesn’t give your shareholders as much of a comfort, so that’s the point I’m making.

John Rowe: Well, as we work with our bankers, and get their concurrence, we will try to give you more detail on where we see that value add for our shareholders.

But let me be as unequivocal as you would expect. We don’t offer NRG’s shareholders a 37% premium simply out of the goodness of our hearts. We have analyzed this, again, in terms of earnings, in terms of cash flow, in terms of long run value appreciation. By all three of those metrics, this is the best thing we have looked at in a long time for our shareholders, done on the kind of hard-boiled I live for value, not for anything else, test that you would expect of me, Vic.

Vic Khaitan: Okay, thank you.

John Rowe: And we will try to show it to you as we get the bankers and get a more detailed common template that we can bring out to all of you.

Vic Khaitan: Okay. Thank you, again.

Chaka Patterson: Next question, please.

Operator: Mike Lapides, Goldman Sachs.

Mike Lapides: Hi, yes, could you just talk about timeline from here? And I don’t mean even the regulatory approval. I just kind of—how long do you think this process plays out? How long are you willing to wait for a firm answer? Kind of all of those things in terms of—that have to happen before you actually start down the state processes?

John Rowe: That’s more in the hands of the people on this call than it is in my hands. We are committed to pursue this, whatever it takes. We believe this is a very attractive offer to people who have our shares, a very attractive offer to people who have NRG’s shares. We believe we’re dealing with a rational economic entity at NRG, and we hope and believe that people will let them know that the combination of the premium and the upside the company would have is worth making this an expeditious transaction. But beyond that, we will do what we have to do.

Mike Lapides: Okay. Chaka, if you don’t mind a follow-up question real quickly, when you think about places like Louisiana, where NRG has assets and there are one or two others where there’s not a lot of scale there, do you view those as being core to this deal for Exelon? Or are there potential other asset divestitures coming down the road after approval?

John Rowe: We only intend to divest assets where we think there are legitimate market power issues. We are prepared to put that on the table quick and upfront. We don’t wish to make problems over market power issues in a transaction that is generally so clean.

Now, obviously, we like geographic diversity. We want as much as we can get. Would I say that there is never a place where the asset isn’t worth the regulatory hassle? I suppose it’s possible that there is one, but our intention is to get this done as cleanly as we can and keep as much as we can without market power issues.

Mike Lapides: Okay, thank you.

Chaka Patterson: Next question, please.

Operator: Paul Ridzon, KeyBanc Capital.

Paul Ridzon: Are you looking to divest the coal? Or have you gone down that road? And then, just as a follow-up, how long do you think it would take to repair the balance sheet? And what do you anticipate the balance sheet looking like at the close?

John Rowe: Well, first, let me say that a big part of the value here is in the coal, especially the Texas coal. So we had to address the question Hugh Wynne asked earlier in deciding to make this offer, which was whether we were willing to have a more significant amount of coal in our portfolio, and we are. So we are over that hurdle.

The question is how to apply our greening strategy to it and how to do as much as we can what’s in NRG’s existing greening strategy to do it, so we know the answer to the coal.

As to the (technical difficulty) we want, we want to get the whole thing back to our current investment rating level. And Matt, can you give a rough timeframe for that?

Matt Hilzinger: Yes, I think it’s two to three years, is what we would expect. Largely, again, the rating agencies are obviously — they will take their own view, but from a pure metrics standpoint in terms of kind of cash flow, I would say a few years. I would say up to three years.

Paul Ridzon: Can you give a quick update on the status of the $1.5 billion buyback?

John Rowe: Sure. Obviously, we ran our analysis assuming that this would make that buyback impossible. This adds value to our shareholders on both an earnings and total value basis with that assumption, so we have done the core comparison you have always asked of us.

But let me expand on that answer a bit. As you know, a lot has happened in the world around us since early September, when our Board authorized the buyback. And I reviewed with my Board last night a whole variety of those changes, including the tightening credit markets, the shrinking equity market, and the various kinds of effects that might have on it. And it is clear that we cannot implement that buyback with consummation of this transaction. It is no longer clear that the buyback makes sense even without this transaction, so you should consider the buyback indefinitely deferred, not just for one reason.

Chaka Patterson: Next question, please.

Operator: [Brett McClanning], [Fidelity Investments].

Brett McClanning: It sounds like you guys have at least held preliminary discussion for the rating agencies. So I was just hoping you could give us some color there. And also, based on that and based on your commitment to return to your current ratings, can I — the debt holder assume that all future free cash flow will be dedicated to debt reduction?

John Rowe: All is a very big word, but I think you can assume that after our basic investment requirements, our next priority will be debt reduction, and you can assume that we will be on a path to try to restore the credit rating to our current rating in about three years, as Matt said.

As to color on what the investment rating agencies have said to us, I think I can say that we didn’t get any shocked reactions. They don’t make promises on a Sunday night. They prefer to be colorless. But we have preliminarily run this by them and we believe we can make all this work and stay an investment-grade category and restore it to our current level, as Matt said, in about three years. So that’s the best I can say without speaking for them and you know they would punish us for that.

Brett McClanning: Of course. Well one very quick question also on debt. Where do you expect the new debt to be issued or refinanced? Would that be at the corporate level, the generation company level? Any color on the new corporate structure would be greatly appreciated.

Matt Hilzinger: This is Matt Hilzinger. We will look to do it at the generation level.

Brett McClanning: All right, thanks. Thanks, guys.

Chaka Patterson: Next question, please?

Operator: Erik Olson, Barrow Hanley.

Erik Olson, your line is live. (Operator Instructions). Karen Choi, Capital Research.

Karen Choi: Just a clarification on Brett’s question. So, where is NRG going to reside in the entire family? Will it be a separate subsidiary or will it be part of Exelon generation?

John Rowe: I would anticipate it becoming part of Exelon generation.

Karen Choi: Okay, great. Thank you.

Matt Hilzinger: We will — this is Matt Hilzinger again. But we’re going to look at what the right alternative is for structural purposes, but that’s our initial thinking.

Karen Choi: And have you guys done any scenario analysis in terms of what happens to your collateral calls if you do get downgraded at the Exelon generation level?

Matt Hilzinger: We have.

Karen Choi: And can you give us kind of what the numbers are today? For each notch downgrade, what would that result in (multiple speakers)?

Matt Hilzinger: Yes, I can. I can’t remember if it’s in the — I think it’s in the Q as well. But I think a one notch downgrade at the generation business is about $250 million to $300 million in additional collateral. A second downgrade would be an equivalent amount. And then, obviously, if you move into sub investment-grade, there’s a much more substantial amount, but we believe that we will stay at investment-grade and so it’s about $250 million to $300 million per notch.

Karen Choi: You’re going to try and stay at investment-grade at the Exelon generation level?

Matt Hilzinger: Absolutely, absolutely.

Karen Choi: Okay, great. Thank you.

Chaka Patterson: Next question, please?

Operator: Maura Shaughnessy, MFS Investment Management.

Maura Shaughnessy: I’m a little bit confused, getting back to Jonathan Arnold’s question in terms of the synergy piece. So in terms of the numbers that have been set forth, the 20% free cash accretion and the zero to 5% earnings accretion, what does that include for synergies and what does that include for cash flow use expectations?

John Rowe: Well, the primary cash flow uses are internal investments in things like upgrading our nuclear plants and the continued investment we’re making in our T&D businesses and also there are some investments required in the NRG fleet. After that, we want to use the cash flow to restore the balance sheet to our current credit profile.

We have, of course, done preliminary synergy runs at a staff level. We have tried to look at those synergy runs compared to the additional cost of the debt. We’ve put those all into our models of both earnings appreciation and value add. The numbers work as we have said they work. But until we’re a little further along on both getting commitments on replacing the NRG debt and also on getting investment bankers to agree with the synergy estimates, we would prefer not to put those numbers out, but you will see those in due course.

Maura Shaughnessy: But John, the question is, you have some synergy numbers as well as debt payment over the five-year plan already in the numbers that you have discussed this morning.

John Rowe: We do.

Maura Shaughnessy: Okay. And the second question is, if NRG management turns down this deal, you are prepared to go directly to shareholders. Is that true?

John Rowe: We are prepared to do what it takes to consummate the deal. We would like to make each decision about which step is next when the time comes, but we did not do this without careful deliberation and we were very well advised as to what it might take to get it done.

Maura Shaughnessy: Okay, great. Thank you.

John Rowe: But let me be very clear. We don’t enjoy the hostile side of this. We believe we have made a terribly attractive proposition to NRG’s shareholders. We hope they will tell the NRG management and board that they think it is terribly attractive, and we would like to think that this can be done in a friendly way. But we have received all the appropriate advice as to what it may take.

Maura Shaughnessy: Okay, thank you.

Chaka Patterson: Next question, please.

Operator: David Frank, Catapult Capital.

Steve Fleishman: It’s actually Steve Fleishman. Can you hear me?

John Rowe: I can hear you, Steve Fleishman. I seem to remember you.

Steve Fleishman: Yes. You have always talked about trying to look at transactions, take advantage when prices are down, etc. This transaction it seems, that you are giving the same exchange ratio where the two stocks traded even at their peaks, pretty much, and it would seem like you would want it to better take advantage of the distress in the markets to get something at a very discounted price on a — why not on a cash basis or why not something else that’s more heavily discounted potentially?

John Rowe: Well, first, tell your friends who are NRG shareholders what you just said to me. I mean this is a fair exchange ratio to them, even when both companies’ stocks were selling at much higher prices. I would appreciate it if you spread that observation around.

But second, of course I would rather buy this at a lower price. This is the price we think can get a deal done. We have looked at more distressed assets. Some of the more distressed assets in our view aren’t worth any more than they are selling for. This is a transaction where we get the value add in our analysis. And Steve, I looked at it in just the spirit you suggested, and we think this is very attractive for our shareholders. And we tried to come up with a number that was attractive to both.

Steve Fleishman: Okay. It just seems like there should have been a better way to take advantage of this downturn to get something at an exchange ratio that wasn’t there in the past. So it just — or structured differently.

John Rowe: I have looked at a significant portion of the integrated utilities in the nation. I think we have looked at every significant independent generator. This is the best deal we have seen.

Steve Fleishman: Did you feel the same way a year ago on this company?

John Rowe: Probably not because at the time, putting an additional premium on top of everything might have made it a less attractive package. But the markets moved the right way to make the deal possible here.

Steve Fleishman: Okay. We would just suggest that you stay disciplined on this because it seems that you have given a lot away upfront, so.

John Rowe: You know, what do they say on the old song? This city was built on rock-and-roll. My career has been built on value. I’m not throwing it away now.

Steve Fleishman: Okay, thank you.

Chaka Patterson: Thanks, Steve. Next question.

Operator: Zack Schreiber, Duquesne.

Zack Schreiber: I think just echo what Steve said. He took part of my thunder. But really, just in terms of the stock buyback and comparing the value of this transaction to a stock buyback and your comments about the lack of feasibility about a stock buyback in this environment with this deal or without this deal. I mean quite frankly, the stock has come down so much that the implicit return in buying back the stock is exponentially higher that you could easily afford the 200 or 300 basis points after tax of higher debt financing costs. It’s kind of paying pennies to make dollars or to make quarters. I’d just like your comments on that.

And then I would also—in just looking at—it looks like the pro forma debt here goes up about half a turn on your $6 billion or so of EBITDA. So effectively, it’s like $3 billion of increased leverage if you were to compare this pro forma versus a stand-alone. If you were to buy back stock, $3 billion, what’s the value add on that versus this transaction? And how are you looking at that return on buying back stock versus this transaction when you adjust for all the various different risks that this transaction assumes?

I think you are—and then lastly, what kind of flexibility have you and the Board given yourselves for a higher bid? Or is this sort of—you’ve given the value upfront and if the management and board of NRG don’t accept it, you’re going to go directly to the shareholders, or would you go directly to the shareholders with a higher bid? Thank you.

John Rowe: Our offer is our offer is our offer. And we are not in the business of talking about higher bids.

Zack Schreiber: So does that mean that precludes a higher bid, John?

John Rowe: Our offer is our offer is our offer, and we will not speculate about that.

As to the share buyback, sure. We can tell that it’s a better deal to buy back shares when they’re in low price than a high price. We get that. And in the models, it would make sense to buy back shares, but there is a lot of chaos around us, a lot more demand for cash than there were before.

And the best thing is I can, Zack, is we put replacing the buyback into our accretion and dilution analysis and this transaction comes out more accretive. And not only did my internal people do that, but my accretion—my kind of accretion that I use to consult on these things comes out in the same place. This looks to us like a better deal than buy back.

And you’ve got models. Yours are as sophisticated as ours. I think where there’s ever a difference between us, we look at our existing situation. We know there is risk in this transaction. We’re not foolish.

We also think that having a generation company that has a very large presence in three states, and a presence of some significance in several others, is a more stable platform for all of the kinds of risks that you and I have talked about many times in the past, than we have now. So we think on a risk-weighted basis, this is worth the candle compared to buying back shares.

Zack Schreiber: Great. I just wish you guys good luck and would love to follow up at some point and compare notes on publicly available information and I’m open (multiple speakers)

John Rowe: You’ll have your chance.

Zack Schreiber: Great. Good luck. Thank you.

Chaka Patterson: The next question, please.

Operator: Chris Taylor, Evergreen Investments.

Chris Taylor: Thanks. This $8 billion or $8.2 billion or whatever that you have to refinance, it seems a big hurdle when IBM has to pay 8% on their debt. Have you looked at alternatives of going to bondholders with proposals to get rid of the change of control put for the banks?

John Rowe: Look at, sure. Can count on, no. I mean the reason we want to have these financing structures arranged is so we know we can do it the conservative way. Then we will try to get smart. But in this market, in order to make this offer convincing, we need to add the financing capability to do it and then we will try to look at more sophisticated solutions.

Chris Taylor: Have you thought about trying to get a majority of the bondholders onboard before you consummate anything?

John Rowe: We will. I mean, we—but right now, we were trying to make an offer convincing.

Chris Taylor: Well, the financing is a critical component of a convincing offer.

John Rowe: We get that. We will—look, I’m not trying to duck your question. It’s a perfectly legitimate question and very powerful. I hear what you’re saying and we will be as creative as we can.

Chris Taylor: I guess let me phrase it a different way. NRG management has antagonized bondholders, so I think bondholders would be very excited to cooperate with you on coming up with something constructive.

John Rowe: We thank you. We will try to respond in that spirit.

Chaka Patterson: Next question, please.

Operator: Ashar Khan, SAC Capital.

Ashar Khan: John, is this transaction accretive on an earnings per share basis on the 2011 upside that you presented, which is, I believe, around $6 a share? And also, if we import a $10 carbon price, would this transaction be accretive in those two scenarios?

John Rowe: Well, you compiled two years into one because I don’t think anyone believes the carbon price will be there in 2011 at the moment. Your guess and mine as to whether it’s 12 or 13 or 14 is open question. But second, as you know, that $6 figure was based on one set of gas prices. Gas prices keep changing. So you want to model that in before you quite drink the $6. And finally, we would try to be very careful in what we said about annual earnings per share accretion. This is more accretive in some years than others. And 2011, when we pick up the most in our own earnings, might be a year when it’s at the low end of the accretion range instead of the high end of the accretion range.

Ashar Khan: So it is still accretive in 2011?

John Rowe: Based on the numbers we have now, it’s a close call in that year.

Ashar Khan: And then if I can just stand up—

Chaka Patterson: Ashar, we’re going to—

Ashar Khan: Okay, fine.

Chaka Patterson: Thank you.

John Rowe: Lawyers will fall all over me if I start parsing each year any more than this.

Chaka Patterson: Operator, that concludes our call. John, do you have any closing remarks?

John Rowe: I just want to say one thing. I mean I get all the questions about more sophisticated ways of doing this. We will listen to every idea anybody has and we will try to respond accordingly.

I understand all of the buyback questions. We took this into account to the best of our ability in our modeling. We think this is a better transaction in terms of value add for our shareholders than the buyback. This Company has been built on constantly trying to find ways to improve our value, but with a very hardheaded appreciation of the value we have. We’re not changing that approach a wit.

We believe this is a transaction that adds a great deal of value. We believe we’ve put a very attractive offer out there and we’re standing on those propositions. Thank you very much.

Chaka Patterson: That concludes our call, operator. Thank you.

Operator: Thank you. That does conclude today’s teleconference. You may disconnect your lines at this time and have a wonderful day.